UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of  November, 2004

Commission File Number  001-31586

                          Minefinders Corporation Ltd.
                          ----------------------------
                 (Translation of registrant's name into English)

      Suite 2288 - 1177 West Hastings Street, Vancouver, BC V6E 2K3, Canada
        -----------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F [ ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

MINEFINDERS
CORPORATION LTD.                               Suite 2288-1177 West Hastings St.
                                               Vancouver, B.C. V6E 2K3
                                               Tel. (604) 687-6263
Listed on the TSX symbol: MFL                  Fax (604) 687-6267
Traded on AMEX symbol: MFN                     website: www.minefinders.com
--------------------------------------------------------------------------------

                             N E W S   R E L E A S E

                                                               November 17, 2004


                  MINEFINDERS REPORTS SUMMARY OF ACTIVITIES AND
                     THIRD QUARTER 2004 FINANCIAL RESULTS.

VANCOUVER,  BRITISH COLUMBIA Minefinders  Corporation Ltd. (the "Company") (TSX:
MFL / AMEX: MFN) has released its unaudited interim financial results for the third quarter of 2004 and for the nine months ended September 30, 2004.

Summary of Activities

Dolores

The Company's bankable feasibility study on its 100% owned Dolores gold and silver deposit, in Chihuahua, Mexico, continues to progress towards completion. The final study is expected to be completed in early 2005 and will be reported as soon as available.

On August 9, 2004, the Company announced an increase of 10% in the measured and indicated resources at the Dolores project to 93 million tonnes, containing 2.6 million ounces of gold and 123 million ounces of silver (at 0.3 grams per tonne cut-off), and further drilling (announced October 6, 2004) has increased that resource to 97.3 million tonnes containing 2.75 million ounces of gold and 128 million ounces of silver.

Additional results since that report have been incorporated into the final block model that has been submitted to Roscoe Postle Associates Inc. ("RPA"), an independent engineering firm, for review audit. The Company has received RPA's draft NI 43-101 technical report for inclusion in the feasibility study and results from this report will be reported as soon as the final draft is available for SEDAR filing. Additional drilling has also confirmed and increased the resources that can be mined underground, either from the planned open pit or directly from surface. This underground resource is not included in the current feasibility study, and will be dealt with later as an additional resource.

Exploration and condemnation drilling, as well as infrastructure building, continues at Dolores in preparation for a positive mine construction decision in early 2005.

Northern Sonora

The Company is currently conducting exploration programs on several of its properties, including a 20 hole drill program presently underway on the Real Viejo silver property in northern Sonora, Mexico. In June 2004, the Company announced the discovery of significant silver mineralization in an initial drilling program at its Real Viejo project, approximately 10 kilometers northwest of the Planchas de Plata District. With this success, an additional drill program of 2000 meters of reverse circulation drilling was started in October.

Separately, exploration continues on the 500 hectare Planchas de Plata mineral concession, approximately 18 kilometers west-southwest of Nogales, Mexico. Since the end of the third quarter, the Company has obtained the surface rights necessary to commence drilling and is presently permitting a first-phase program, expected to begin in December. The Company is also completing an initial resource estimation that incorporates its previously-reported sampling results and other third-party data, including results from a circa 1970 drill program. Results from this study will be reported shortly.

Nevada

A six-hole diamond drilling program is currently underway on the Dottie property in Elko County, Nevada. The first hole was completed to a depth of 1577 feet and the second hole is being drilled. The Dottie target is a deep-seated, high-grade gold structure similar to, and approximately 35 kilometers from, Newmont's Midas deposit. Following completion of these drill holes the core rig is scheduled to complete a 12 to 15 hole program at the Company's Clear Project, to explore for mineralization peripheral to high-grade gold zones that were discovered during Minefinders summer drilling on the project (see NR dated September 9, 2004).

Financial Highlights
(all figures in United States dollars)

The Company recorded a net loss for the quarter ended September 30, 2004 of $0.42 million ($0.01 per share), compared with $1.259 million ($0.04 per share) in 2003. The 2003 figure includes $1.157 million in stock-option compensation expense for which there is no equivalent in the third quarter of 2004. Year to date, the net loss is $2.403 million ($0.07 per share) compared with a loss in 2003 of $2.315 million ($0.07 per share). These figures include $1.318 million of stock-based compensation expense incurred in the second quarter of 2004 and $1.157 million in the third quarter of 2003. Without these charges, the net losses for the nine months ended September 30, 2004 and 2003 would have been $1.085 million and $1.158 million. For the third quarter, a similar adjustment would result in a net loss of $0.420 million in 2004 compared with $0.102 million in 2003.

The Company maintained high cash balances and working capital throughout the first three quarters of 2004. As at September 30, 2004, the Company had working capital of $41.331 million, compared with $41.16 million at June 30, 2004 and $45.0 million at December 31, 2003. The most significant component of the change in working capital in the third quarter was the increase in cash and cash equivalents by $0.461 million over the June 30, 2004 balance. The Company's cash and cash equivalents are held primarily in Canadian dollars. In the third quarter the US dollar value of those balances rose substantially because of the appreciation of the exchange value of the Canadian dollar from US $0.75 at June 30, 2004 to US$0.79 at September 30, 2004. The Company had a resulting gain in the third quarter of $2.29 million ($1.011 million year to date).

Cash expenditures on mineral properties, exploration and capital assets amounted to $1.896 million in the quarter compared with $1.945 million in the third quarter of 2003. Corresponding year to date figures are $4.934 million for 2004 and $4.422 million for 2003.

Changes in Accounting Policy and Reporting Currency

The Company's functional currency is the Canadian dollar. On January 1, 2004, the Company adopted the United States dollar as its reporting currency and re-stated prior period accounts. Effective January 1, 2004, the Company retroactively adopted revised Canadian accounting principles for stock-based compensation, and now records the expense related to all stock option grants. All prior periods have been re-stated for this change. Readers are referred to Notes 3, 4 and 9 of the Company's interim consolidated financial statements for the nine months ended September 30, 2004, as published at www.sedar.com, for further information.

Additional Information

This summary of financial highlights should be read in conjunction with the Company's unaudited interim consolidated financial statements for the nine months ended September 30, 2004 and Management's Discussion and Analysis for the same period. Both of these documents are available at www.sedar.com, or from the Company.

MINEFINDERS CORPORATION LTD.

Mark H. Bailey
President and Chief Executive Officer

For further information please visit our website at www.minefinders.com, or contact the Company at Tel: 1 (866) 687-6263 or Fax: (604) 687-6267.

--------------------------------------------------------------------------------

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statements in this release that are forward-looking, including statements relating to the size, and growth in size, of the Company's mineral resources and the timing of the further exploration and development of the Company's mineral projects, are subject to various risks and uncertainties concerning the specific factors identified above and in the company's periodic filings with the Ontario Securities Commission and the U. S. Securities Exchange Commission. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary.

                                  Form 51-102F3
                             Material Change Report

Item 1.  Name and Address of Company

                  Minefinders Corporation Ltd. (the "Company")
                  2288 - 1177 West Hastings Street
                  Vancouver, BC  V6E 2K3

Item 2.  Date of Material Change

                  November 17, 2004

Item 3.  News Release

                  The News Release dated November 17, 2004 was disseminated via CCN Matthews.

                  A copy of the News Release is attached as Schedule "A".

Item 4.  Summary of Material Change

                  The Company released its unaudited interim financial results for the third quarter of 2004 and for the nine months ended September 30, 2004.

Item 5.  Full Description of Material Change

                  For a full description of the material change, see Schedule
                  "A".

Item 6.  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

                  Not Applicable.

Item 7.  Omitted Information

                  Not Applicable.

Item 8.  Executive Officer

                  Mark H. Bailey
                  President and Chief Executive Officer
                  604.687.6263

Item 9.  Date of Report

                  Dated at Vancouver, BC, this 18th day of November, 2004.

                                  SCHEDULE "A"


MINEFINDERS
CORPORATION LTD.                               Suite 2288-1177 West Hastings St.
                                               Vancouver, B.C. V6E 2K3
                                               Tel. (604) 687-6263
Listed on the TSX symbol: MFL                  Fax (604) 687-6267
Traded on AMEX symbol: MFN                     website: www.minefinders.com
--------------------------------------------------------------------------------

                             N E W S   R E L E A S E

                                                               November 17, 2004


                  MINEFINDERS REPORTS SUMMARY OF ACTIVITIES AND
                     THIRD QUARTER 2004 FINANCIAL RESULTS.

VANCOUVER,  BRITISH COLUMBIA Minefinders  Corporation Ltd. (the "Company") (TSX:
MFL / AMEX: MFN) has released its unaudited interim financial results for the third quarter of 2004 and for the nine months ended September 30, 2004.

Summary of Activities

Dolores

The Company's bankable feasibility study on its 100% owned Dolores gold and silver deposit, in Chihuahua, Mexico, continues to progress towards completion. The final study is expected to be completed in early 2005 and will be reported as soon as available.

On August 9, 2004, the Company announced an increase of 10% in the measured and indicated resources at the Dolores project to 93 million tonnes, containing 2.6 million ounces of gold and 123 million ounces of silver (at 0.3 grams per tonne cut-off), and further drilling (announced October 6, 2004) has increased that resource to 97.3 million tonnes containing 2.75 million ounces of gold and 128 million ounces of silver.

Additional results since that report have been incorporated into the final block model that has been submitted to Roscoe Postle Associates Inc. ("RPA"), an independent engineering firm, for review audit. The Company has received RPA's draft NI 43-101 technical report for inclusion in the feasibility study and results from this report will be reported as soon as the final draft is available for SEDAR filing. Additional drilling has also confirmed and increased the resources that can be mined underground, either from the planned open pit or directly from surface. This underground resource is not included in the current feasibility study, and will be dealt with later as an additional resource.

Exploration and condemnation drilling, as well as infrastructure building, continues at Dolores in preparation for a positive mine construction decision in early 2005.

Northern Sonora

The Company is currently conducting exploration programs on several of its properties, including a 20 hole drill program presently underway on the Real Viejo silver property in northern Sonora, Mexico. In June 2004, the Company announced the discovery of significant silver mineralization in an initial drilling program at its Real Viejo project, approximately 10 kilometers northwest of the Planchas de Plata District. With this success, an additional drill program of 2000 meters of reverse circulation drilling was started in October.

Separately, exploration continues on the 500 hectare Planchas de Plata mineral concession, approximately 18 kilometers west-southwest of Nogales, Mexico. Since the end of the third quarter, the Company has obtained the surface rights necessary to commence drilling and is presently permitting a first-phase program, expected to begin in December. The Company is also completing an initial resource estimation that incorporates its previously-reported sampling results and other third-party data, including results from a circa 1970 drill program. Results from this study will be reported shortly.

Nevada

A six-hole diamond drilling program is currently underway on the Dottie property in Elko County, Nevada. The first hole was completed to a depth of 1577 feet and the second hole is being drilled. The Dottie target is a deep-seated, high-grade gold structure similar to, and approximately 35 kilometers from, Newmont's Midas deposit. Following completion of these drill holes the core rig is scheduled to complete a 12 to 15 hole program at the Company's Clear Project, to explore for mineralization peripheral to high-grade gold zones that were discovered during Minefinders summer drilling on the project (see NR dated September 9, 2004).

Financial Highlights
(all figures in United States dollars)

The Company recorded a net loss for the quarter ended September 30, 2004 of $0.42 million ($0.01 per share), compared with $1.259 million ($0.04 per share) in 2003. The 2003 figure includes $1.157 million in stock-option compensation expense for which there is no equivalent in the third quarter of 2004. Year to date, the net loss is $2.403 million ($0.07 per share) compared with a loss in 2003 of $2.315 million ($0.07 per share). These figures include $1.318 million of stock-based compensation expense incurred in the second quarter of 2004 and $1.157 million in the third quarter of 2003. Without these charges, the net losses for the nine months ended September 30, 2004 and 2003 would have been $1.085 million and $1.158 million. For the third quarter, a similar adjustment would result in a net loss of $0.420 million in 2004 compared with $0.102 million in 2003.

The Company maintained high cash balances and working capital throughout the first three quarters of 2004. As at September 30, 2004, the Company had working capital of $41.331 million, compared with $41.16 million at June 30, 2004 and $45.0 million at December 31, 2003. The most significant component of the change in working capital in the third quarter was the increase in cash and cash equivalents by $0.461 million over the June 30, 2004 balance. The Company's cash and cash equivalents are held primarily in Canadian dollars. In the third quarter the US dollar value of those balances rose substantially because of the appreciation of the exchange value of the Canadian dollar from US $0.75 at June 30, 2004 to US$0.79 at September 30, 2004. The Company had a resulting gain in the third quarter of $2.29 million ($1.011 million year to date). Cash expenditures on mineral properties, exploration and capital assets amounted to $1.896 million in the quarter compared with $1.945 million in the third quarter of 2003. Corresponding year to date figures are $4.934 million for 2004 and $4.422 million for 2003.

Changes in Accounting Policy and Reporting Currency

The Company's functional currency is the Canadian dollar. On January 1, 2004, the Company adopted the United States dollar as its reporting currency and re-stated prior period accounts. Effective January 1, 2004, the Company retroactively adopted revised Canadian accounting principles for stock-based compensation, and now records the expense related to all stock option grants. All prior periods have been re-stated for this change. Readers are referred to Notes 3, 4 and 9 of the Company's interim consolidated financial statements for the nine months ended September 30, 2004, as published at www.sedar.com, for further information.

Additional Information

This summary of financial highlights should be read in conjunction with the Company's unaudited interim consolidated financial statements for the nine months ended September 30, 2004 and Management's Discussion and Analysis for the same period. Both of these documents are available at www.sedar.com, or from the Company.

MINEFINDERS CORPORATION LTD.

Mark H. Bailey
President and Chief Executive Officer

For further information please visit our website at www.minefinders.com, or contact the Company at Tel: 1 (866) 687-6263 or Fax: (604) 687-6267.

--------------------------------------------------------------------------------

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statements in this release that are forward-looking, including statements relating to the size, and growth in size, of the Company's mineral resources and the timing of the further exploration and development of the Company's mineral projects, are subject to various risks and uncertainties concerning the specific factors identified above and in the company's periodic filings with the Ontario Securities Commission and the U. S. Securities Exchange Commission. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                    MINEFINDERS CORPORATION LTD.
                                                    (Registrant)


Date   November 18, 2004

                                            By:
                                                     /s/  Paul C. MacNeill
                                                   -----------------------------
                                                     Paul C. MacNeill
                                                     Director